Givaudan

RECEIVED

2004 MAY -4 A 11:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04024825

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 29 April 2004
RG/rmj5767
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Notices to creditors (capital reduction procedure)	26, 27, 28 April 04	A

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

P. de Rougemont   R. Garavagno

Enclosures mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

CD-02-5087

RECEIVED

2004 MAY -4 A 11:42

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Deuxième publication FOSC 27.04.04.

1. *Raison sociale (nom) et siège de la société anonyme:* **Givaudan SA, Vernier**
2. *Valeur nominale du capital-actions jusqu'à présent:* CHF 80'000'000
3. *Nouvelle valeur nominale du capital-actions:* CHF 78'000'000
4. *Décision de réduction par:* l'assemblée générale ordinaire
5. *Date de la décision:* 16.04.2004
6. *Echéance de préavis des créances:* **28.06.2004**
7. *Adresse pour la déclaration des créances:* Givaudan SA, à l'att. de Pascal de Rougemont, chemin de la Parfumerie 5, 1214 Vernier
8. *Indication: Les créditeurs peuvent annoncer leurs créances pour obtenir un paiement ou des sûretés.*
9. *Remarques:* La réduction passe par l'annulation de 200'000 actions de CHF 10 chacune. Selon le rapport de révision prévu à l'art. 732 CO, établi par la société "PricewaterhouseCoopers SA", à Genève, du 16 avril 2004, il résulte que les prétentions des créanciers sont entièrement couvertes par le capital-actions réduit.

Etude de MMes Gampert & Demierre, notaires
1211 Genève 11

(02233584)

Troisième publication FOSC 28.04.04

1. *Raison sociale (nom) et siège de la société anonyme:* **Givaudan SA, Vernier**
2. *Valeur nominale du capital-actions jusqu'à présent:* CHF 80'000'000
3. *Nouvelle valeur nominale du capital-actions:* CHF 78'000'000
4. *Décision de réduction par:* l'assemblée générale ordinaire
5. *Date de la décision:* 16.04.2004
6. *Echéance de préavis des créances:* **28.06.2004**
7. *Adresse pour la déclaration des créances:* Givaudan SA, à l'att. de Pascal de Rougemont, chemin de la Parfumerie 5, 1214 Vernier
8. *Indication: Les créditeurs peuvent annoncer leurs créances pour obtenir un paiement ou des sûretés.*
9. *Remarques:* La réduction passe par l'annulation de 200'000 actions de CHF 10 chacune. Selon le rapport de révision prévu à l'art. 732 CO, établi par la société "PricewaterhouseCoopers SA", à Genève, du 16 avril 2004, il résulte que les prétentions des créanciers sont entièrement couvertes par le capital-actions réduit.

Etude de MMes Gampert & Demierre, notaires
1211 Genève 11

(02235282)

mlung
ım des Beschlusses: 08.04.2004
ıeldefrist für Forderungen: **28.06.2004**
ıeldestelle für Forderungen: Adhesive AG, Thurstrasse
'ostfach, 8501 Frauenfeld
veis: Die Gläubiger können ihre Forderungen an-
len und Befriedigung oder Sicherstellung verlan-

erkungen: Die Herabsetzung erfolgt im Gesamtbetrag

710'000.– durch Vernichtung von 710'000 Namenak-
m Nennwert von je CHF 1.–. Gemäss Art. 732 OR ist in
n besonderen Revisionsbericht festgestellt, dass die For-
ıgen der Gläubiger auch nach der Kapitalherabsetzung
;edeckt sind.

sive AG
Frauenfeld

4)

publication

m sociale (nom) et siège de la société anonyme:
nticomnium SA, Genève
ır nominale du capital-actions jusqu'à présent:
250'000
elle valeur nominale du capital-actions:
237'500
ion de réduction par: l'assemblée générale extraor-
re
de la décision: 19.04.2004
ınce de préavis des créances: **28.06.2004**
se pour la déclaration des créances: Atlanticom-
SA, route de Malagnou 24, 1208 Genève
ation: Les créditeurs peuvent annoncer leurs
ces pour obtenir un paiement ou des sûretés.
ırques: La réduction passe par l'annulation pure et
e des 125 actions de CHF 100.–, nominatives, liées selon
, détenues par la société Atlanticomnium SA. Il ressort
port de révision spécial que la réduction du capital-ac-
elle qu'elle est réalisée est conforme aux exigences de
732 ss CO et que les créances seront entièrement cou-
par l'actif réduit.

de Mes Bernasconi & Terrier, notaires
Genève

)

publication

ı sociale (nom) et siège de la société anonyme:
llages Techniques Holding S.A., Genève
nominale du capital-actions jusqu'à présent:
1'000'000
lle valeur nominale du capital-actions:
000'000
n de réduction par: l'assemblée générale extraor-

e la décision: 25.03.2004
ice de préavis des créances: **30.06.2004**
pour la déclaration des créances: Me Dr. Ch. No-
. Jakobs-Strasse 30, Case Postale, 4002 Bâle
'ion: Les créditeurs peuvent annoncer leurs
es pour obtenir un paiement ou des sûretés.
ques: Le montant du CHF 5'000'000.– sera utilisé
mpenser le compte courant des actionnaires.

Christoph, Advokat
ısel

entlichung

(Name) und Sitz der Aktiengesellschaft:

7. *Anmeldestelle für Forderungen:* Kern Treuhand AG, Hegnaustrasse 60, Postfach 29, 8602 Wangen ZH
8. *Hinweis: Die Gläubiger können ihre Forderungen anmelden und Befriedigung oder Sicherstellung verlangen.*
9. *Bemerkungen:* Die Herabsetzung erfolgt durch Vernichtung von 2'400 Namenaktien à nominell CHF 100.–. Der besondere Revisionsbericht der besonders befähigten Revisorin René Brunner Treuhand AG, mit Sitz in Zürich, vom 15.4.2004 stellt fest, dass die Forderungen der Gläubiger trotz der Herabsetzung des Aktienkapitals voll gedeckt sind.

Ernst Reutimann, Inhaber Zürcher Notar-Patent
8620 Wetzikon

(02231324)

Première publication FOSC 26.4.04

1. *Raison sociale (nom) et siège de la société anonyme:* **Givaudan SA, Vernier**
2. *Valeur nominale du capital-actions jusqu'à présent:* CHF 80'000'000
3. *Nouvelle valeur nominale du capital-actions:* CHF 78'000'000
4. *Décision de réduction par:* l'assemblée générale ordinaire
5. *Date de la décision:* 16.04.2004
6. *Echéance de préavis des créances:* **28.06.2004**
7. *Adresse pour la déclaration des créances:* Givaudan SA, à l'att. de Pascal de Rougemont, chemin de la Parfumerie 5, 1214 Vernier
8. *Indication: Les créditeurs peuvent annoncer leurs créances pour obtenir un paiement ou des sûretés.*
9. *Remarques:* La réduction passe par l'annulation de 200'000 actions de CHF 10 chacune. Selon le rapport de révision prévu à l'art. 732 CO, établi par la société "PricewaterhouseCoopers SA", à Genève, du 16 avril 2004, il résulte que les prétentions des créanciers sont entièrement couvertes par le capital-actions réduit.

Etude de MMes Gampert & Demierre, notaires
1211 Genève 11

(02233250)

Erste Veröffentlichung

1. *Firma (Name) und Sitz der Aktiengesellschaft:* **Astit Holding AG, Zug**
2. *Bisheriger Nennwert des Aktienkapitals:* CHF 500'000
3. *Neuer Nennwert des Aktienkapitals:* CHF 100'000
4. *Herabsetzungsbeschluss durch:* ausserordentliche Generalversammlung
5. *Datum des Beschlusses:* 20.04.2004
6. *Anmeldefrist für Forderungen:* **28.06.2004**
7. *Anmeldestelle für Forderungen:* Astit Holding AG, Innere Güterstrasse 4, 6300 Zug
8. *Hinweis: Die Gläubiger können ihre Forderungen anmelden und Befriedigung oder Sicherstellung verlangen.*
9. *Bemerkungen:* Die Herabsetzung erfolgt durch Reduktion des Nennwertes von 10'000 Namenaktien zu CHF 50.– auf CHF 10.–. Allfällige Begehren sind schriftlich bei der Gesellschaft anzumelden.

Astit Holding AG
6300 Zug

(02233282)

Dritte Veröffentlichung

9. *Bemerkungen:* Durch den besonderen Revisionsbericht gemäss Art. 732 Abs. 2 OR wird festgestellt, dass die Forderungen der Gläubiger trotz Herabsetzung des Aktienkapitals voll gedeckt sind.

Stiffler & Nater
8034 Zürich

(02233228)

File 1263-28-82-5087

Sitzverlegung ins Ausland und Aufforderung an die Gläubiger
Transfert du siège social à l'étranger et appel aux créanciers
Trasferimento di sede all'estero e diffida ai creditori

Art. 163 f. IPRG – Art. 163 s. LDIP – Art. 163 s. LDIP

Troisième publication

1. *Raison sociale (nom) de la société:* **Chanel Joaillerie SA**
2. *Statut juridique de la société:* Société anonyme
3. *Siège de la société jusqu'à présent:* Genève
4. *Nouveau siège de la société:* Milan
5. *Décision de transfert du siège par:* Assemblée générale
6. *Date de la décision:* 16.12.2003
7. *Echéance de préavis des créances:* **26.05.2004**
8. *Adresse pour la déclaration des créances:* Chanel SA, Rue du Marché 40, Case postale 142, 1211 Genève
9. *Indication: Il est instamment demandé aux créanciers de la société d'annoncer leurs prétentions.*

Lenz & Staehelin
1211 Genève 11

(02229350)

Abhanden gekommene Werttitel
Titres disparus
Titoli smarriti

Aufruf
Sommation
Diffida

Art. 983 und 984 OR
Art. 983 et 984 CO
Art. 983 e 984 CO

Erste Veröffentlichung

Das nachfolgend aufgeführte Wertpapier wird vermisst. Der unbekannte Inhaber wird hiermit aufgefordert, den erwähnten Titel innert der angegebenen Auskündungsfrist dem unterzeichneten Richteramt vorzulegen, ansonsten dieser kraftlos erklärt wird.

1. *Titel:* **Inhaberschuldbrief**
2. *Lastend auf:* Interimregister Densbüren Nr. 267 und Nr. 268 im 1. Rang; Maximalzinsfuss 6 %.
3. *Saldo/Wert:* CHF 3'000
4. *Ausgestellt am:* 24.05.1968
5. *Auskündungsfrist:* 26.04.2005
6. *Bemerkungen:* SU.2004.50461

Gerichtspräsidium Aarau
5001 Aarau

(00063559)

Première publication

Le titre mentionné ci-après a disparu. Le propriétaire inconnu a l'obligation de produire le titre mentionné dans les délais d'inser-